UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY ISSUES BUSINESS UPDATES

• Termination of the license and distribution agreement for Ragnarok Online II with Gungho.

Seoul, South Korea – January 26, 2016 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”) announced today that its Board of Directors has approved a termination of the license and distribution agreement for Ragnarok Online II with Gungho Online Entertainment Inc. (“Gungho”), its majority shareholder. Gravity and Gungho entered into the license and distribution agreement on September 29, 2006, which granted Gungho the exclusive right to service Ragnarok Online II in Japan. However, Ragnarok Online II has not yet been launched in Japan and has had limited success in certain jurisdictions where the game has been launched. Therefore, in relation to Ragnarok Online II in Japan, after discussions with Gungho and due consideration, the Company’s board of directors unanimously approved the termination of the license agreement with Gungho.

As part of the termination, US$5 million in initial payments received from Gungho will be refunded in a manner mutually agreed by the parties. The Company also anticipates recognizing an impairment loss on intangible assets of approximately Won 4,605 million, which represents the total remaining capitalized development cost of Ragnarok Online II.

Currently, Ragnarok Online II is offered globally except for Japan and China. For service in China, a new version of Ragnarok Online II developed by Dream Square under a license from the Company is planned to be launched in the first quarter of 2017.

• Gravity enters into a memorandum of understanding to license Ragnarok Online to Dream Square.

Gravity signed a memorandum of understanding (the “MOU”) with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”), dated January 15, 2016.

The MOU sets forth the parties’ intention for Gravity to grant Dream Square the right to exclusively develop and distribute in China mobile games and web games based on the intellectual property of Ragnarok Online for 5 years. Pursuant to the MOU, and subject to the signing of a definitive agreement, Gravity may receive up to more than US$10 million in minimum guaranteed royalties and royalties on gross sales. The terms and conditions of such definitive agreement are currently being negotiated between the parties.

Pursuant to an existing agreement, two Ragnarok Online IP-based mobile games developed by Dream Square are expected to be launched in China during 2016.

• Gravity to expand its business in Taiwan in 2016

Gravity plans to expand its business in Taiwan in 2016, through direct game service and new launchings.

In November 2015, Gravity set up a representative office in Taipei City, Taiwan. Initiating direct game service in Taiwan, Gravity plans to launch Ragnarok Prequel, a web game developed by Dream Square, under the name of Xianjing RO Chuanshuo WEB, in the first quarter of 2016. Also, the Company expects to launch a mobile game, developed by a third party, in the second quarter of 2016.

In addition, Gravity plans to launch Ragnarok Prequel in more markets, including North America, Hong Kong and Thailand, during 2016.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 71 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2014 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: January 26, 2016